Page 23 of 62 Pages

                                                                      EXHIBIT 31

                            SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant [ ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:

[ ]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[X]  Definitive Proxy Statement
[ ]  Definitive  Additional Materials
[ ]  Soliciting Material Pursuant to Section 240.14a-11(c) or Section 240.14a-12

                           DAMEN FINANCIAL CORPORATION
                (Name of Registrant as Specified in its Charter)
          PAUL J. DUGGAN AND THE COMMITTEE TO ENHANCE SHAREHOLDER VALUE
     (Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]   No fee required.

[ ]   Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

      1) Title of each class of securities to which transaction applies:

      2) Aggregate number of securities to which transaction applies:

      3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

      4) Proposed maximum aggregate value of transaction:

      5) Total fee paid:

[ ]   Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      1)   Amount Previously Paid:

      2)   Form, Schedule or Registration Statement No.:

      3)   Filing Party:
      4)   Date Filed:

                                                             Page 24 of 55 Pages


                                      1999

                         ANNUAL MEETING OF STOCKHOLDERS

                                       OF

                           DAMEN FINANCIAL CORPORATION

                               PROXY STATEMENT OF

                                 PAUL J. DUGGAN

                 AND THE COMMITTEE TO ENHANCE SHAREHOLDER VALUE

                                 --------------

                 IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING

Why You Were Sent This Proxy Statement

          This Proxy Statement and the enclosed BLUE proxy card are first being furnished to you on or about January 12, 1999 by Paul J. Duggan and the Committee to Enhance Shareholder Value (the "Committee") in connection with the solicitation of proxies for the 1999 Annual Meeting of Stockholders of Damen Financial Corporation ("Damen" or the "Company"), whenever held, and any adjournment(s) or postponement(s) thereof (the "Annual Meeting"). On August 12, 1998, the Company announced that the next Annual Meeting of stockholders would be held on January 25, 1999 at 9:30 a.m. (local time) at the Holiday Inn, located at 3405 Algonquin Road, Rolling Meadows, Illinois.

          On December 24, 1998, Damen announced that it intended to delay the Annual Meeting until February 26, 1999. It is the Committee's understanding that Damen intends to change the record date of the Annual Meeting from December 9, 1998 to January 11, 1999. It is the Committee's position that the attempt to delay the Annual Meeting and to change the record date is invalid and in violation of the law. These issues are the subject of litigation filed by Paul
J. Duggan in Delaware Chancery Court on December 30, 1998. Specifically, in order to preserve the Stockholders' right to elect directors and vote on the stockholder proposal described below on January 25, 1999, Mr. Duggan has petitioned the court to enjoin the delay in the Annual Meeting date and the change in the record date.

          Mr. Duggan and the Committee are soliciting proxies in the anticipation that the Annual Meeting will be held on January 25, 1999, and we request that stockholders complete, sign, date and mail the enclosed BLUE proxy card with this anticipated Annual Meeting date in mind. We note that the Company may advise you to consider its proxy materials and request that you return proxy materials to the Company's representatives or proxy solicitors in accordance with a different schedule, and that the Delaware Chancery Court may fail to enjoin the delay in the Annual Meeting. If the Annual Meeting is held on a date other than January 25, 1999, the enclosed proxy materials should still be considered applicable to the Annual Meeting. We request Damen stockholders to read and

                                                             Page 25 of 55 Pages

consider these materials and return the BLUE Proxy Card promptly in the event the Annual Meeting takes place on the originally scheduled date of January 25, 1999.

          MR. DUGGAN AND THE COMMITTEE STRONGLY RECOMMEND A VOTE FOR PAUL DUGGAN, VINCENT CAINKAR AND J. DENNIS HUFFMAN AS DIRECTORS AND A VOTE "FOR" THE STOCKHOLDER PROPOSAL TO APPOINT AN INVESTMENT BANKER AND ESTABLISH AN INDEPENDENT COMMITTEE TO EVALUATE PROPOSALS TO SELL OR MERGE THE COMPANY.

          Paul Duggan is a Damen stockholder and Manager of Jackson Boulevard Partners ("Jackson Partners"), an investment consulting firm in Chicago, Illinois, and President of Jackson Boulevard Equities, Ltd., ("Jackson Equities"), an investment fund with an emphasis on securities of savings and loans, banks and other companies in the banking field. The members of the Committee are Paul Duggan, Vincent Cainkar, a Damen stockholder and bond attorney who has represented many financial institutions, J. Dennis Huffman, a Damen stockholder and a former chief operating officer of Beverly Bank, and Jackson Partners, Jackson Equities, Jackson Boulevard Investments, L.P. ("Jackson Investments"), Jackson Boulevard Capital Management Ltd. ("Jackson Fund") and Jackson Offshore Fund, Ltd. ("Jackson Offshore"), which are investment funds of which Paul Duggan serves as Manager or President. The members of the Committee have beneficial ownership of a total of 273,800 shares of Common Stock, par value $.01 per share, of the Company ("Damen Common Stock"), representing approximately 9.7% of issued and outstanding Damen Common Stock.

What You Are Voting On

          At the Annual Meeting, among other things, the stockholders of the Company will be asked to vote to:

*    elect three directors;

* ratify the appointment of Cobitz, VandenBerg & Fennessy as the auditors of the Company for the fiscal year ending September 30, 1999; and

* approve a stockholder proposal directing the Board of Directors of the Company to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of current or former officers or employees of the Company in order to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

          On December 16, 1998, Damen announced that it engaged Keefe Bruyette and Woods, Inc. to serve as its financial advisor to assist it in reviewing its strategic options, including a possible sale of the Company. As discussed in more detail under the caption "Stockholder Proposal to Appoint an Investment Banker," Mr. Duggan and the Committee believe that these actions do not constitute substantial implementation of the stockholder proposal discussed above.

Who Can Vote at the Annual Meeting

          Stockholders who owned shares of Damen Common Stock at the close of business on the record date set by the Board of Directors of the Company (the "Record Date") are entitled to vote at the Annual Meeting. It is the Committee's understanding that the Damen Board of Directors

                                                             Page 26 of 55 Pages

originally set December 9, 1998 as the Record Date, but have attempted to redesignate the Record Date as January 11, 1999 in connection with its attempted delay in the Annual Meeting. The Committee's position is that the redesignation of the Record Date is invalid and in violation of the law and has filed litigation against the Company and the Damen Board of Directors seeking an injunction against the redesignation of the Record Date. On December 9, 1998, according to the Company's annual report on Form 10-K filed by the Company with the U.S. Securities and Exchange Commission (the "SEC") on December 30, 1998, there were 2,820,154 issued and outstanding shares of the Company's Common Stock. Each share of Damen Common Stock held on the Record Date is entitled to one (1) vote at the Annual Meeting.

How to Vote by Proxy

          To elect Mr. Duggan's nominees to the Board, and to vote in favor of the stockholder proposal set forth in this Proxy Statement, promptly complete, sign, date and mail the enclosed BLUE proxy card in the enclosed postage-paid envelope. Whether you plan to attend the Annual Meeting or not, we urge you to complete and return the enclosed BLUE proxy card.

          Properly executed proxies will be voted in accordance with the directions indicated thereon. If you sign the BLUE proxy card but do not make any specific choices, your proxy will vote your shares as follows:

     * "FOR" the election of Mr. Duggan's three nominees to the Board of Directors, Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman.

     * "FOR" the ratification of the appointment of Cobitz, VandenBerg & Fennessy as the auditors of the Company for the fiscal year ending September 30, 1999.

     * "FOR" the stockholder proposal directing the Board of Directors of the Company to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of current or former officers or employees of the Company in order to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

     * "FOR" any proposal to adjourn the Annual Meeting that is proposed or recommended by us and "AGAINST" any proposal to adjourn the Annual Meeting to a later date that is not proposed or recommended by us.

          If any other matter is presented at the Annual Meeting, your proxy will vote in accordance with his best judgment. At the time this Proxy Statement was mailed, we knew of no matters which needed to be acted on at the Annual Meeting, other than those discussed in this Proxy Statement.

          If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

                                                             Page 27 of 55 Pages


How You Can Revoke a Proxy

          If you have executed the Board of Directors' proxy card before receiving Mr. Duggan's Proxy Statement, you have every right to change your vote by completing, signing, dating and returning the enclosed BLUE proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING. Any proxy may be revoked at any time before it is voted by (i) submitting a duly executed proxy card bearing a later date to the Secretary of the Company or to Mr. Duggan, (ii) filing with the Secretary of the Company a written revocation, or (iii) attending and voting at the Annual Meeting in person.

Who You Can Call If You Have Questions

          If you have any questions concerning this Proxy Statement or need assistance in voting your shares, please call Paul J. Duggan at (888) 522-5332 or Mr. Duggan's proxy solicitor:

                             THE ALTMAN GROUP, INC.
                              60 East 42nd Street,
                                   Suite 1241
                               New York, NY 10165
                                 (212) 681-9600


                            ANNUAL MEETING PROPOSALS

         At the Annual Meeting, the Company's stockholders will be asked to vote on the following matters: the election of three directors, the ratification of the appointment of Cobitz, VandenBerg & Fennessy as the auditors of the Company, and a stockholder proposal directing the Company to appoint an investment banker to pursue merger or acquisition candidates for the Company and establish a committee composed of independent directors to evaluate proposals to sell or merge the Company. As discussed in more detail below, we believe that the current Board of Directors as a group have not been acting in your best interests as stockholders of the Company. The election of the directors nominated by Mr. Duggan and the approval of the stockholder proposal is, in our opinion, in your best interest as a stockholder.

1.       ELECTION OF THREE DIRECTORS

          Damen's Board of Directors consists of seven directors, who serve three-year terms. Three of the seven directors are being elected at this year's Annual Meeting. Mr. Duggan and the Committee are proposing three nominees for election as directors of Damen: Mr. Duggan himself, Vincent Cainkar and J. Dennis Huffman.

          We are asking you to elect the three directors nominated by Mr. Duggan and supported by the Committee, instead of the directors nominated by the Company. We believe it is in your best interest as a stockholder to do so because we believe that the performance of the current Board of Directors has been inadequate in the areas of increasing stockholder value, increasing the profitability of the Company and taking advantage of opportunities available to the Company.

          We believe that Mr. Duggan's nominees have superior experience in the management and supervision of financial institutions and the successful sales of financial institutions, are more

                                                             Page 28 of 55 Pages

independent and will be more dedicated to enhancing stockholder value than the Company's anticipated nominees and the current membership of the Company's Board of Directors.

          In addition, Mr. Duggan and the Committee have concluded that Damen should seriously explore whether it can be acquired or merged. Mr. Duggan's three nominees for director, Mr. Duggan, Mr. Cainkar and Mr. Huffman, will recommend that the Board engage an investment banker and aggressively pursue the acquisition or merger of Damen as an alternative for increasing the value of Damen to stockholders. In this respect, if elected, Mr. Duggan's nominees will constitute only three of seven directors and therefore cannot compel the Board to act and can only advise that Damen seriously consider proposals of acquisition or merger.

How We Disagree With Current Directors on Operation of the Company - Our Objectives

          We believe that the current management and Board of Directors of the bank have failed to maximize stockholder value and the profitability of the Company and that this is evident in the performance of the Company as compared to other financial institutions in the following areas: stock price, capital ratio and efficiency ratio.

Stock Price

          Over the three years since Damen's Common Stock commenced trading on the NASDAQ National Market System, the return on Damen's Common Stock has underperformed each of the NASDAQ Bank Index (an index of U.S. banks stock traded on NASDAQ published by NASDAQ), the SNL Thrift Index (an index of savings and loans institutions published by SNL Securities) and the SNL Bank & Thrift Index (an index of bank and thrift institutions published by SNL Securities). A table comparing the returns of Damen's Common Stock to these indices as well as to the Dow Jones Industrial Average and S&P 500 is set forth below.



             Name                 10/02/95        12/16/98         % Change
----------------------------------------------------------------------------
DAMEN FINANCIAL CORPORATION(1)     11.500          13.750            19.57%
NASDAQ BANK INDEX                 962.090       1,751.490            82.05%
SNL THRIFT INDEX                  361.100         650.900            80.25%
SNL BANK & THRIFT INDEX           189.400         387.300           104.49%
DOW JONES INDUSTRIAL AVERAGE    4,761.260       8,790.600            84.63%
S&P 500                           581.720       1,161.940            99.74%
----------------------------------------------------------------------------

          (1) Damen converted from a mutual to stock form of ownership in 1995. Damen issued its initial stock on October 2, 1995. The price shown for Damen is its closing price on the first day of trading.

Capital Ratio, Dividends and Stock Buybacks

          The Company's capital ratio (tangible equity divided by assets) is significantly higher than that of many other profitable financial institutions. According to the April 17, 1998 issue of Sandler O'Neill Bank Stock Monthly, the mean tangible equity to asset ratio for banks with assets of less than $500 million was 10.46% as of December 31, 1997. Damen's equity to asset ratio as of

                                                             Page 29 of 55 Pages

December 31, 1997, according to the same publication, was 19.88%. Additionally, Damen's capital ratio is significantly higher than the capital required by The Office of the Controller of the Currency ("OCC"). The OCC requires minimum capital ratios between 3 and 5% of adjusted total assets (according to Damen's report on Form 10-Q for the quarter ended June 30, 1998 filed with the SEC on August 14, 1998 (the "Form 10-Q")). Despite the lower OCC minimum, we believe that the optimum capital ratio for a financial institution such as the Company is in the range of 8-10%. According to the Form 10-Q, the Company's current Tier 1 Capital (as defined in the Form 10-Q) is 17.8%. We believe that through more aggressive use of a stock buyback program or declaration of dividends, the Company could decrease its excess capital and enhance stockholder value.

          Management contends they are addressing the problem of excess capital. However, for the first nine months of fiscal year ended September 30,1998 the Company earned $.51 per share and only distributed $.28 to shareholders. We believe we can influence management through our Board of Directors' participation to increase dividends. Given the high capital ratio the Company enjoys currently, we believe that dividends can be raised immediately to $1.00 per year or higher until such time as the excess capital ratio is reduced to a figure closer to the industry average. This move not only would help reduce the excess capital but also support the stock price of the Company. A dividend of $1.00 would give the stockholders a current yield of more than 7% based on the stock price of $13.75.

          A formal, well-planned stock buyback program is an important cornerstone in management of the Company's excess capital. We have been a consistent proponent of stock buybacks. Although the Company had in place a stock buyback program earlier this year, that program terminated in early August and the Company did not immediately enact a new stock program. Throughout much of the month of August, the stock price of the Company fell along with the broad stock market. Because management did not have a formal stock buyback plan in place, the Company could not take advantage of the falling stock price to repurchase share at prices below book value. Members of the Committee made repeated phone calls to members of the Company's management and Board of Directors in an effort to initiate another stock buyback, and in a letter to the Company dated August 24,1998, a copy of which is attached as Exhibit 1, proposed a 20% stock buyback. Management failed to respond promptly to our suggestion.

          The Company's Board of Directors did not announce a new stock buyback program until September 11, 1998. The action in the stock market in late August had given the Company opportunities, but the failure of management and the Company's Board of Directors to have a program in place cost the Company and all its stockholders. The Company had missed an opportunity to support the stock price, redeem shares at prices far below book value and make effective use of the excess capital. During the period of time between the Company's buybacks, over 200,000 shares of the Company's stock were traded. Most shares traded below book value. The Committee believes it can help the Company by implementing an open stock buyback program, which will reduce excess capital issue and be accretive to book value and ultimately franchise value.

          The Board of Directors takes credit for seven buyback programs, yet did not promptly put in place a stock buyback program when the Company's stock was at 52 week lows. Our director nominees will attempt to insure that stock buybacks are handled more aggressively and are continually in place in order to reduce excess capital. Ironically, the Company's management claimed they moved to an OCC charter to take advantage of the buybacks allowed under OCC regulations, yet when the market and the Company's stock suffered in late August, the Company had no program in place.

                                                             Page 30 of 55 Pages

          In the Company's response to the stockholder proposal of Mr. Duggan that is set forth below in this Proxy Statement, the Company asserts that "it is unrealistic to expect the Company's stock price to be unaffected by a turbulent stock market." While Mr. Duggan and the Committee acknowledge that the stock price of the Company can be expected to be affected by the broader market, we believe that given the Company's excess capital ratio, it is clearly the responsibility of the Company's Board of Directors and management to have in place an open stock buyback program to take advantage of those instances when the Company's stock price does fall below its book value.

Efficiency Ratio and Leverage

          We also believe that the salaries and other expenses paid by the Company are excessive as evidenced by the Company's high efficiency ratio, which measures the amount of capital expended by the Company to earn each dollar of profit. The higher the efficiency ratio, the more money the Company is expending per dollar of profit. Many financial institutions have a lower efficiency ratio than Damen's. According to the April 17, 1998 edition of issue of Sandler O'Neill Bank Stock Monthly, as of December 31, 1997, the mean efficiency ratio for banks with assets of less than $500 million was 62.5%. According to the same publication, Damen's efficiency ratio as of December 31, 1997 was 70.8%. Moreover, the Company's efficiency ratio is increasing, not decreasing, from 61.11% for the fiscal year ended September 30, 1996 to 72.12% for the fiscal year ended September 30, 1998, and increased again to 75.53% for the three months ended September 30, 1998. We believe that we can reduce the Company's efficiency ratio by reducing officers' salaries and other related compensation costs. The Company's conversion from a thrift charter under the Office of Thrift Supervision to a national bank charter under the OCC brings with it increased costs. A merger or sale of the Company would save the Company and its stockholders from experiencing a period of increasing costs as the Company tries to become a bank. It should be noted that as of the last annual meeting and a year after converting to a bank charter, the Company still was not open for business on Wednesday and did not have a full-time commercial loan officer on its payroll.

          The increased borrowings of the Company from the Federal Home Loan Board (from $56,500,000 for the fiscal year ended September 30, 1997 to $61,800,000 for the fiscal year ended September 30, 1998) also may pose a danger to the Company if interest rates increase. The use of borrowings (essentially a margin loan) allows the Company to leverage its investment portfolio. We believe, in light of recent incidents in which other financial institutions incurred substantial losses as a result of the use of leverage in their investment portfolio, that most stockholders would not favor the Company increasing its borrowings for speculation in the purchase of a bond portfolio.

          In addition, the Company does not have an adequate market strategy because its three branches are not located within close proximity to each other. For example, the Schaumburg branch is approximately 24 miles from Burbank branch and 26 miles from the Chicago branch. The Committee supports sale of the Schaumburg branch in order to maximize stockholder value and reduce expenses.

          To maximize share values, Mr. Duggan and the Committee have concluded that Damen should seriously explore the feasibility of being acquired by or merging with another institution. If elected, our nominees will recommend that the Board engage an investment banker and aggressively pursue the acquisition of Damen as an alternative for increasing share values, although these nominees will be open minded and will consider all recommendations from other stockholders or directors. Mr. Duggan and the Committee, therefore, support the stockholder proposal set forth in the Damen Board of Directors Proxy Statement that recommends the appointment of an investment banker. If you share this view, then you should vote for our nominees. If elected, our nominees would constitute only three of seven directors and could not compel action by the Board. However, by electing our candidates, we

                                                             Page 31 of 55 Pages

believe you will be sending a message to the remaining Board members that you wish them to focus on enhancing share values.

          None of the members of the Committee know of any agreements or understandings concerning the possible acquisition of Damen and there can be no assurance that an acquisition can be effected at prices materially above the current market value for Damen Common Stock.

Summary of Our Objectives

          Mr. Duggan's nominees, if elected, intend to take all reasonable actions necessary to increase shareholder value. These actions may include one or more of the following:

          1. Utilizing an investment banker to solicit bids for the sale of the Company at the highest price available to shareholders;

          2. Immediately increasing dividends in order to reduce the Company's excess capital;

          3. Initiating and maintaining a stock buyback program in order to purchase shares if Damen's stock price falls below its book value again;

          4. Reducing operating expenses, including a potential decrease in management salaries, in order to bring Damen's efficiency ratio more in line with Damen's competitors;

          5. Evaluating and potentially replacing Damen's officers, management and advisers in order to ensure competent management of the operations of the Company and a greater dedication to maximization of shareholder value; and

          6.  Evaluating  the  need  for,  and  potentially   closing,   Damen's
Schaumburg branch.

          However, because our nominees, if elected, would constitute only three of seven directors and could not compel action by the Board of Directors, there can be no assurance that any of the above-listed actions would be taken.

Why the Directors Nominated by Paul Duggan Will Better Serve Investors Than Damen's Anticipated Nominees

          Mr. Duggan and the other members of the Committee have collectively invested more than $3,000,000 in shares of Damen Common Stock, and as of December 15, 1998, Mr. Duggan himself beneficially owned 266,600 shares of Damen Common Stock. Mr. Duggan and the Committee believe that this significant investment entitles Mr. Duggan to representation on the Board of Directors and uniquely qualifies him to represent stockholders who are concerned about enhancing stock values. All of the shares purchased by Mr. Duggan and the other members of the Committee have been purchased at market price and not at favorable option prices, as is the case with many of the shares held by the Directors supported by management. In our opinion, Mr. Duggan's significant stockholdings in the Company more closely align his interests with your interests as stockholders as compared to current members of the Board of Directors.

          Mr. Duggan has over 20 years of experience in investing in securities of banks and financial institutions. Since 1993, Mr. Duggan has served as Managing General Partner of Jackson Equities, which was organized as a limited partnership for the purpose of investing in marketable

                                                             Page 32 of 55 Pages

securities with an emphasis on securities of savings and loans, banks and other companies in the banking field. Mr. Duggan is also President of Jackson Fund, a hedge fund management firm. Jackson Fund offers money management and venture capital activities in addition to managing hedge funds which concentrate in investing in the thrift and small cap bank areas. In this position, Mr. Duggan has invested in over 150 financial institutions, including over 40 financial institutions that have been acquired or that have merged with other financial institutions.

          Vincent Cainkar is a nationally recognized bond counsel and has rendered legal opinions on bond issues in excess of $200 million and has rendered legal advice to several Chicago area banking institutions. Mr. Cainkar is an independent investor and founder of several real estate entities that have developed Chicago area commercial and residential projects, including the 172-unit Burbank Manors Senior Citizen Apartments.

          J. Dennis Huffman spent 20 years in banking before leaving the position of chief operating officer of Beverly Bank, the lead bank for Beverly Bancorp, a $600 million institution with 5 branches. He was a bank director and served as board liaison between the client banks. During Mr. Huffman's term at Beverly, the bank merged with Matteson Richton Bank, opened branches in Orland Park and West Beverly, as well as acquired a bank in Wilmington, Illinois. Beverly Bancorp. recently merged with St. Paul Bancorp.

          Information with respect to these nominees is set forth under the caption "Paul Duggan's Nominees".

          As of the date of this Proxy Statement, Damen has not publically announced the nominees selected by the Board of Directors' Nominating Committee for the three director positions to be elected at the 1999 Annual Meeting. The three directors whose terms exprire this year include Edward R. Tybor, who since 1951 has owned and operated the Kubina-Tybor funeral home, Charles J. Caputo, who from 1947 until his retirement in 1996, owned Caputo Southwest Cement, a construction company located in Orland Hills, Illinois, and Janine M. Poronsky, the sister of Damen's President, Mary Beth Poronksy Stull, who until joining Damen as a compliance officer in 1991 was employed as an attorney for the United States Internal Revenue Service.

          The biographies for Messrs. Tybor and Caputo contained in the proxy statement filed by Damen with the SEC on January 13, 1998 do not describe the existence of any experience in the operation or supervision of any financial institutions other than such individuals' service on Damen's Board of Directors. In addition, the biography for Ms. Poronsky does not describe the existence of any experience with any other financial institution other than Damen.

          None of Messrs. Duggan, Cainkar or Huffman have served as officers or directors of Damen, are related to any current or former officers or directors of Damen, or have received any direct or indirect compensation by Damen. Mr. Duggan and the Committee believe that the shareholders might best be served by outside directors that do not familial or financial ties to Damen and its management and that have not served on the Damen Board of Directors for long periods of time. Of the seven current directors of Damen, two are officers of the Company, and of the five outside directors, one director, Nicholas J. Raino, has a greater than 10% equity interest in a firm (Dale Smith & Associates, Inc.) that has long been utilized by the Company to provide marketing, advertising and other services. During the Company's 1997 fiscal year, this firm was paid $89,225 by the Company for its services and reimbursed $326,551 for services and products provided by third party sources, according to the Company's Proxy Statement filed on January 13, 1998. Moreover, three of the remaining outside directors, Carol A. Diver, Charles J. Caputo and Edward R. Tybor have

                                                             Page 33 of 55 Pages

served on the board for 15, 22 and 31 years, respectively, and thus have extensive relationships with the Company's management that extend prior to the Company's conversion into a public company.

Paul Duggan's Nominees

          The table set forth below identifies our three nominees for election as new directors of Damen and provides information concerning each of these nominees.

----------------- --- ----------------------------------------------------------
Name              Age Business Experience During Past Five Years
----------------- --- ----------------------------------------------------------
Paul Duggan       48  Manager/Owner, Duggan & Associates; Manager, Jackson
   (Nominee)          Boulevard Partners; President, Jackson Boulevard Capital
                      Management, Ltd.
----------------- --- ----------------------------------------------------------
Vincent Cainkar   49  Attorney for the City of Burbank, Village of Evergreen
   (Nominee)          Park, City of Hickory Hills, Village of McCook, and
                      Stickney Township
----------------- --- ----------------------------------------------------------
J. Dennis Huffman 55  Partner, DHK Development Corp.; Trader, Chicago Board of
   (Nominee)          Trade; Senior Loan Workout Agent, Resolution Trust
                      Corporation
----------------- --- ----------------------------------------------------------

         Further biographical information about Paul Duggan's nominees is set forth below:

         Paul J. Duggan, a life long resident of Chicago, is a licensed CPA in the State of Illinois. Mr. Duggan owns and has managed a consulting firm, Duggan and Associates, which specializes in litigation consulting, since 1976, and has managed Jackson Partners, an investment consulting firm in Chicago, since 1991. Mr. Duggan has served as an expert witness in commercial litigation issues, in damages analysis areas and has testified in federal and state courts on issues concerning business valuation, intellectual property, unjust enrichment, and various damages areas. Mr. Duggan is also President of Jackson Fund, a hedge fund management firm. Jackson Fund offers money management and venture capital activities in addition to managing hedge funds which concentrate in investing in the thrift and small cap bank areas. Mr. Duggan currently manages portfolios with investments in thrifts in excess of $70 million as well as over $50 million in venture capital and private real estate partnerships. Mr. Duggan serves on the Boards of Directors of Marinette Marine Corporation in Marinette, Wisconsin (a manufacturer of ocean going vessels for the U.S. Coast Guard, U.S. Navy, and commercial customers), Marigold Services of Chicago, Illinois (a dry and liquid sugar storage terminal) and Napleton St. Louis Honda in St. Peters, Missouri (a retail Honda dealer). Mr. Duggan received his B.B.A. in business administration from Loyola University of Chicago in 1974 and his CPA in the State of Illinois in 1975.

         Vincent Cainkar, a life long resident of the Chicago area, is a licensed attorney in the States of Illinois and Florida and a licensed real estate broker in the State of Illinois. He has been in private legal practice since 1974 and currently serves as an attorney for the City of Burbank, Village of Evergreen Park, City of Hickory Hills, Village of McCook, Stickney Township and other local governmental entities. He is a nationally recognized bond counsel and rendered legal opinions on bond issues in excess of $200 million and has rendered legal advice to several Chicago area banking institutions. Mr. Cainkar is an independent investor and founder of several real estate entities that have developed Chicago area commercial and residential projects, including the 172-unit Burbank Manors Senior Citizen Apartments. Mr. Cainkar received his B.A. in Chemistry from St. Louis University in 1971 and his J.D. from the DePaul University College of Law in 1974.

                                                             Page 34 of 55 pages

          J. Dennis Huffman graduated from DePaul University and holds an MBA from Northwestern University's Kellogg Graduate School of Management. Mr. Huffman spent 20 years in the banking business before leaving the position of chief operating officer of Beverly Bank, the lead bank for Beverly Bancorp. He was a bank director and served as board liaison between the client banks. Mr. Huffman also served as a Senior Loan Workout Agent for Resolution Trust Corporation. He is currently a partner in DHK Development Corp, developer and leasing agent for commercial and residential real estate and an active trader of U.S. Treasury Bond contracts on the floor of the Chicago Board of Trade. DHK controls over $5,000,000 of commercial and residential real estate.

          There are no arrangements or understandings between Mr. Duggan's nominees and any other person pursuant to which they were selected as nominees, except that the nominees named above have consented to serve as directors if elected. Mr. Duggan and the Committee do not expect that the nominees will be unable to stand for election; but, in the event that any nominee should be unable to stand for election, the Common Stock represented by the enclosed BLUE proxy card will be voted for a substitute candidate selected by Mr. Duggan.

Compensation of Director Nominees

          None of the persons nominated by Paul Duggan to serve as directors of the Company is or has been a director or officer of the Company nor have any of them received any compensation from the Company. No discussions have been held and, except as indicated in the Proxy Statement, there are no understandings with respect to any proposed remuneration from any source for these nominees in connection with serving as a director of Damen if elected. However, if our nominees are elected as directors of Damen, it is anticipated they will receive the same compensation as other directors. According to the Proxy Statement filed by the Company with the SEC dated on January 13, 1998, each member of the Board of Directors of the Company is paid a fee of $500 per Board meeting.

2. STOCKHOLDER PROPOSAL TO APPOINT AN INVESTMENT BANKER AND TO ESTABLISH AN INDEPENDENT COMMITTEE

          At the Annual Meeting, the stockholders will be asked to vote to approve or disapprove a stockholder proposal directing the Company's Board of Directors to appoint an investment banker and establishing a committee consisting of all directors who are not current or former officers or employees or relatives of current or former officers or employees of the Company in order to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger. The specific resolution reads as follows:

                                    RESOLVED,   that  the  stockholders  of  the
                  Company, believing that the value of their investment in the Company can best be maximized through a sale or merger of the Company, hereby request that the Board of Directors promptly proceed to effect such a sale or merger by (i) retaining a leading qualified investment banking firm for the specific purpose of soliciting offers to acquire the Company by sale or merger and (ii) establishing a committee of the Board of Directors consisting of all directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, to consider and recommend to the full Board of Directors for approval the best available offer to acquire the Company by sale or merger.

          Mr. Duggan and the Committee have concluded that Damen should seriously explore whether it can be acquired or merged to take advantage of opportunities currently existing in the

                                                             Page 35 of 55 pages

banking industry. Accordingly, on numerous occasions, Mr. Duggan requested the Company to consider appointing an investment banking firm for the purposes of evaluating and soliciting offers to acquire the Company. See letters of Mr. Duggan dated August 24, 1998 and December 5, 1997, which are attached hereto as Exhibits 1 and 2.

          On December 16, 1998, Damen announced that it engaged Keefe Bruyette and Woods, Inc. ("Keefe") to serve as its financial advisor to assist it in reviewing its strategic options, including a possible sale of the Company. We believe that although the appointment of Keefe is a positive step, it does not constitute substantial implementation of the stockholder proposal. The stockholder proposal specifically requests the Board of Directors to promptly proceed to effect a sale or merger of the Company, not merely to review strategic options, one of which may be a sale of the Company. Damen has not disclosed publicly whether it has specifically directed Keefe to solicit offers for the sale of the Company. Accordingly, we believe that approval of the stockholder proposal is necessary to ensure that the Board of Directors will specfically direct Keefe, or any other investment banking firm appointed by the Company to not only review its strategic options, but to solicit offers for the sale of the Company.

          In addition, we believe the appointment of a committee of independent directors, who are not current or former officers or employees of the Company or related by blood or marriage to a current or former officer or employee of the Company, to evaluate and recommend an offer is necessary to ensure the selection of the best possible offer.

          We believe that the reluctance of the current Board of Directors to appoint an investment banker until less than 45 days prior to a stockholder vote requiring such action, despite repeated stockholder requests to take such action, is evidence of the influence of management over the Board of Directors and the insufficient responsiveness of the Board of Directors to the concerns of stockholders.

          For these reasons, we believe that it is necessary to appoint an committee of independent directors to evaluate acquisition proposals, and to direct the investment bank retained by the Company to solicit offers for the purchase of the Company.

          At the annual meeting of stockholders held on January 27, 1998 a similar proposal was made. The majority of votes cast at the meeting were in favor of hiring an investment banker. The vote count was 1,180,889 cast in favor of the proposal and 1,168,000 votes against. However, the Company's bylaws restrict voting of shares (by one individual or group) in excess of 10% of total votes outstanding. Accordingly, the number of votes for the proposal was reduced by 51,672 shares. Such reduction allowed the proposal to fail.

          Although management knew that if not for the bylaw restriction described above the stockholder proposal would have passed, the Company did not announce the appointment of an investment banker until December 16, 1998. The appointment of the investment banker does not make this issue moot and does not lessen the need for passage of the stockholder proposal. The current stockholder proposal directs the Board to appoint an investment banking firm for the specific purpose of soliciting offers to acquire the Company, not merely to evaluate its strategic options. Moreover, the current stockholder proposal calls for the recommendations of the investment bankers to be reviewed by only outside independent directors. This outside review protects all stockholders, not just stockholder employees.

                                                             Page 36 of 55 pages

          None of the members of the Committee have any agreement or understanding concerning the possible acquisition of Damen and there can be no assurance that an acquisition can be effected at prices materially above the current market value of Damen Common Stock. We are not aware of any proposals for acquisition of Damen.

3.       ADJOURNMENT OF THE ANNUAL MEETING

          The Committee has no intention at the present time to seek an adjournment of the Annual Meeting, and the Committee is not aware of any planned proposal by Damen to adjourn the Annual Meeting. Nevertheless, we are asking you to (1) vote for any proposal to adjourn the Annual Meeting that is proposed or recommended by us, and (2) vote against any proposal to adjourn the Annual Meeting that is not proposed or recommended by us. Any such proposal for adjournment would require the affirmative vote of a majority of the votes cast on such proposal.

Required Votes and Other Matters

          By signing and returning the enclosed BLUE proxy card, you can vote to elect Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman as directors of Damen and vote for the stockholder proposal included in the Board of Directors' Proxy Statement.

          According to the Company's bylaws, directors shall be elected by a plurality of the votes cast. The ratification of the appointment of Cobitz, VanderBerg & Fennessy as auditors and approval of the stockholder proposal each require the affirmative vote of a majority of the votes cast on the matter. Proxies marked to abstain with respect to a proposal have the same effect as votes against the proposal. Votes withheld (for election of directors) and broker non-votes will have no effect on the vote. One-third of the shares of the Common Stock, present in person or represented by proxy, shall constitute a quorum for purposes of the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining a quorum.

                                OTHER INFORMATION

How Proxies Will be Solicited

          We may solicit proxies for the Annual Meeting by mail, advertisement, telephone, telecopier or in person. The persons identified on Schedule 1 to this Proxy Statement also may make solicitations. None of these persons will receive additional compensation for participating in the solicitation. We have requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all of our solicitation materials to the beneficial owners of the Damen Common Stock they hold.

Important Instructions For "Street Name" Stockholders

          If any of your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only that entity can vote your shares and only upon its receipt of your specific instructions. Accordingly, please contact the person responsible for your account at such entity and instruct that person to execute and return the BLUE proxy card on your behalf. You should also sign, date and mail the voting instruction form your broker or banker sends you when you receive it. Please do this for each account you maintain to ensure that all of your shares are voted.

                                                             Page 37 of 55 pages


Information About the Proxy Solicitor

          Mr. Duggan and the Committee have retained The Altman Group, Inc. ("Altman") to assist in the solicitation of proxies. Mr. Duggan and the Committee have agreed to pay Altman a fee of approximately $50,000 and to reimburse it for its reasonable out-of-pocket expenses. Approximately 10 persons will be used by Altman in its solicitation efforts.

Costs of Soliciting Proxies

          The entire expense of preparing, assembling, printing and mailing this Proxy Statement and related materials and the cost of soliciting proxies pursuant to this Proxy Statement will be borne by Mr. Duggan, Jackson Equities and certain other members of the Committee. Mr. Duggan and the Committee estimate that the total expenditures relating to the solicitation of proxies will be approximately $110,000. To date, approximately $80,000 of expenses have been incurred. Mr. Duggan, Jackson Equities and certain other members of the Committee will pay the costs of soliciting proxies. Mr. Duggan and the Committee intend to seek approval from the Board of Directors for the reimbursement of the Committee's cost of soliciting policies. In the event of the Board of Directors does not approve this reimbursement, Mr. Duggan and the Committee intend to seek reimbursement from the Company through any other available means, including if necessary submitting a stockholder proposal for consideration at the next meeting of Damen's stockholders that would direct Damen's Board of Directors to reimburse Mr. Duggan and the Committee for their solicitation expenses.

Information About Stockholder Proposals - Next Annual Meeting

          To be eligible for inclusion in the Company's proxy materials for the next annual meeting of stockholders, any stockholder proposal to take action at such annual meeting must be received at the Company's office located at 200 West Higgins Road, Schaumburg, Illinois 60195, no later than the date set forth in the Company's definitive proxy statement. Any such proposal shall be subject to the requirements of the proxy rules adopted under the Exchange Act.

Information About Paul J. Duggan and the Committee to Enhance Shareholder Value

          Certain information about persons who may participate in the solicitation of proxies is set forth in Schedule 1 to this Proxy Statement.
Schedule 2 to this Proxy Statement sets forth certain information relating to beneficial ownership of shares of Damen Common Stock by such persons (including our nominees and persons involved in this solicitation known to us to beneficially own more than five percent of Damen Common Stock), and Schedule 3 lists all transactions in Damen Common Stock effected by such persons in the two years prior to the date of this proxy statement.

          MR. DUGGAN AND THE COMMITTEE STRONGLY RECOMMEND A VOTE FOR PAUL J. DUGGAN, VINCENT CAINKAR AND J. DENNIS HUFFMAN AS DIRECTORS AND A VOTE "FOR" THE STOCKHOLDER PROPOSAL TO APPOINT AN INVESTMENT BANKER AND APPOINT A COMMITTEE
COMPOSED OF INDEPENDENT DIRECTORS TO EVALUATE PROPOSALS TO SELL OR MERGE THE COMPANY.

                                                             Page 38 of 55 pages



          IT IS IMPORTANT THAT YOU RETURN YOUR PROXY PROMPTLY. PLEASE SIGN AND DATE YOUR BLUE PROXY CARD PROMPTLY AND RETURN IT IN THE ENCLOSED ENVELOPE TO AVOID UNNECESSARY EXPENSE AND DELAY. NO POSTAGE IS NECESSARY.

                                Sincerely,

                                /s/ Paul J. Duggan
                                Paul J. Duggan
                                Chairman, Committee to Enhance Shareholder Value

January 12, 1999

                                                             Page 39 of 55 pages

                                   SCHEDULE 1
                        PARTICIPANTS IN THE SOLICITATION

          The following table identifies and provides certain information as of December 15, 1998 about individuals and entities that might be deemed participants in this proxy solicitation within the meaning of Rule 14a-11(b) promulgated under the Securities Exchange Act of 1934, as amended:

1.       Paul J. Duggan

         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Paul Duggan is an individual who is Manager/Owner of Duggan & Associates, a consulting firm specializing in consulting, since 1976, and has managed Jackson Partners, an investment consulting firm in Chicago, since 1991. Mr. Duggan is also President of Jackson Fund, a hedge fund management firm.

         Mr. Duggan, together with reporting group members Jackson Boulevard Capital Management, Ltd., Jackson Boulevard Equities, L.P., Jackson Boulevard Investments, L.P., Jackson Offshore Fund, Ltd., Jackson Boulevard Partners, Vincent Cainkar and J. Dennis Huffman, has filed a
         Schedule 13D and will make amendments as required by law with respect to beneficial ownership of Common Stock.


2.       Jackson Boulevard Capital Management, Ltd.

         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Jackson Fund is an Illinois corporation, and hedge fund management firm. Jackson Fund offers money management and venture capital activities, in addition to managing hedge funds which concentrate in investing in the thrift and small cap bank areas. Jackson Fund is the sole General Partner of Jackson Equities and Jackson Investments.


3.       Jackson Boulevard Equities, L.P.

         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Jackson Equities is an Illinois limited partnership. Jackson Equities invests in marketable securities with an emphasis on securities of savings & loans, banks and of other companies in the banking field.

4.       Jackson Boulevard Investments, L.P.

         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Jackson Investments is an Illinois limited partnership. Jackson Investments specializes in buying and selling securities for investments, particularly securities related to the financial industry (including banks and thrifts).

5.       Jackson Offshore Fund

         31 Kildare Street
         Dublin 2
         IRELAND

         Jackson Offshore is an Illinois corporation and a Tortolla, British Virgin Island corporation. Jackson Offshore specializes in buying and selling securities for investments, particularly securities related to the financial industry (including banks and thrifts).

6.       Jackson Boulevard Partners

         53 West Jackson Boulevard, Suite 400
         Chicago, IL  60604

         Jackson Partners is an Illinois general partnership and Jackson Partners is an investment consulting firm.

7.       Vincent Cainkar

         6215 West 79th Street, Suite 2A
         Burbank, IL  60459

         Vincent Cainkar, an individual, is an attorney for the City of Burbank, Village of Evergreen Park, City of Hickory Hills, Village of McCook, and Stickney Township.

8.       J. Dennis Huffman

         10549 South Talman Avenue
         Chicago, IL  60655

         J. Dennis Huffman Partner, an individual, is a Partner of DHK Development Corp. and a trader with the Chicago Board of Trade .



          Except as described in this Proxy Statement, none of the above-listed participants in the solicitation is now, or was within the last two years, a party to any contract, arrangement or understanding with any person with respect to any securities of Damen, future employment by Damen or future transactions involving Damen.

                                   SCHEDULE 2

Beneficial Ownership of Shares by Participants in the Solicitation

          The following table shows, as of December 15, 1998 (except as otherwise noted), the shares of Damen Common Stock beneficially owned by the participants in the solicitation of proxies pursuant to this Proxy Statement. Unless otherwise indicated, each participant has sole voting and investment power over the shares beneficially owned.

                                          Shares Beneficially
                                               Owned at
                                             December 15,            Percent
Beneficial Owner                                 1998                Of Class
-----------------------------------------  -------------             --------
Paul J. Duggan(1)                              266,600                9.5%

Jackson Boulevard Capital Management, Ltd.(2)   92,200                3.3%

Jackson Boulevard Equities, L.P.                60,622                2.1%

Jackson Boulevard Investment, L.P.              31,578                1.1%

Jackson Offshore Funds                               0                  0%

Jackson Boulevard Partners                     174,000                6.2%

Vincent Cainkar (3)                              4,200                0.1%

J. Dennis Huffman                                3,000                0.1%


---------------------
     1 Includes 400 shares held in Mr. Duggan's own name, 174,000 shares held by Jackson Partners, 60,622 shares held by Jackson Equities and 31,578 shares held by Jackson Investments. Mr. Duggan is one of two general partners of Jackson Partners and shares voting and investment power concerning the shares held by Jackson Partners with Deborah Duggan, Mr. Duggan's spouse. Mr. Duggan is the sole stockholder and a director and officer of Jackson Boulevard Capital Management, Ltd. which is the sole general partner of Jackson Equities and Jackson Investments. Mr. Duggan, Jackson Capital, Jackson Equities, and Jackson Investments have shared voting and investment power with regard to the 92,200 shares held by Jackson Equities and Jackson Investments.

     2 All 92,000 shares are beneficially owned as sole General Partner of Jackson Equities and Jackson Investments.

     3 Mr. Cainkar has sole voting and investment power with regard to 100 shares held in his own name and has shared voting and investment power with respect to the 4,100 shares held jointly by him and Cathy Cainkar, Mr. Cainkar's wife.

                                   SCHEDULE 3

The following table sets forth all shares of Damen Common Stock purchased or sold during the two years ended January 12, 1999 by participants in the solicitations of proxies pursuant to this Proxy Statement.

                                                               SHARES
                                                            PURCHASED /
                       DATE                                    (SOLD)
--------------------------------------------------------------------------------

JACKSON BOULEVARD EQUITIES, L.P.

                     01/01/98      transferred (1)          (12,749)
                     01/01/98      transferred (1)           (5,100)
                     01/01/98      transferred (1)           (1,351)
                     01/01/98      transferred (1)           (5,278)
                     01/01/98      transferred (1)           (5,100)
                     08/01/98      distribution (2)          (5,529)
                     08/01/98      distribution (2)          (4,014)
                     08/01/98      distribution (2)          (5,529)
                     08/01/98      distribution (2)          (4,014)
                     08/01/98      distribution (2)          (5,357)
                     08/01/98      distribution (2)          (5,357)
                     10/12/98                                 6,100
                     10/30/98                                (6,100)
                     12/02/98                                 4,000

(1) Transferred to Jackson Boulevard Investments, L.P. pursuant to partnership reorganization.
(2) Certain Jackson Boulevard Equities, L.P. investors received stock in lieu of cash for a distribution of their interests.

JACKSON BOULEVARD INVESTMENTS, L.P.

                     01/01/98      transferred (1)            12,749
                     01/01/98      transferred (1)             5,100
                     01/01/98      transferred (1)             1,351
                     01/01/98      transferred (1)             5,278
                     01/01/98      transferred (1)             5,100
                     10/12/98                                    500
                     10/30/98                                   (500)
                     12/02/98                                   2000

(1) Transferred from Jackson Boulevard Equities, L.P. pursuant to partnership reorganization.

JACKSON OFFSHORE FUND, LTD.

                     08/01/98      distribution (1)            5,529
                     08/01/98      distribution (1)            4,014
                     08/01/98      distribution (1)            5,529
                     08/01/98      distribution (1)            4,014
                     08/01/98      distribution (1)            5,357
                     08/01/98      distribution (1)            5,357
                     12/02/98                                 (2,000)
                     12/02/98                                 (4,000)
                     12/02/98                                (23,800)

(1) Certain Jackson Offshore Fund, Ltd. investors received stock in lieu of cash for a distribution from Jackson Boulevard Equities, L.P. of their interests.

                                                                SHARES
                                                              URCHASED /
                       DATE                                     (SOLD)
-----------------------------------------------------------------------------

JACKSON BOULEVARD PARTNERS, L.P.

                     01/30/97                                   (300)
                     01/30/97                                 (1,700)
                     02/18/97                                 (1,000)
                     02/19/97                                 (3,400)
                     08/01/97       transfer (1)            (246,400)
                     12/02/98       transfer (2)             174,000

(1) Transferred into Paul J. Duggan personal stock account.
(2) Transferred into partnership from a partner of Jackson Boulevard Partners, L.P.


VINCENT CAINKAR

                     10/27/97                                 5,000
                     10/28/97                                 5,000
                     12/12/97                                (1,800)
                     01/27/98                                (3,000)
                     02/06/98                                (3,000)
                     08/21/98                                 2,000

DENNIS HUFFMAN

                     01/24/97                                (1,000)
                     02/05/97                                (2,000)
                     05/22/97                                  (400)
                     07/24/97                                  (300)
                     08/20/97                                  (300)
                     09/18/97                                (1,000)
                     09/03/98                                 1,000
                     12/03/98                                 1,000
                     12/03/98                                 1,000

PAUL J. DUGGAN

                     08/01/97       transfer (1)            246,400
                     12/02/98                               (72,000)
                     12/02/98       transfer (2)           (174,000)

(1) Transferred to Paul J. Duggan stock account from Jackson Boulevard Investments, L.P.
(2)  Transferred into Jackson Boulevard Partners

                                                                       EXHIBIT 1

                                   PAUL DUGGAN
                          53 W. JACKSON BLVD-SUITE 400
                             CHICAGO, ILLINOIS 60604
                                 (312) 294-6440
                               (312) 294-6449 FAX

                                 August 24, 1998

Ms. Mary Beth Poronsky-Stull
Damen Financial Corp.
200 West Higgins Road
Schaumburg, IL  60195-3780

Dear Mary Beth:

You should be in receipt of my shareholder proposal. In recent weeks, the market price of stock at Damen Financial (Damen) has gone down dramatically. It currently trades at $15 per share, which is down from its 52 week high of 19 1/4 and near its 52 week low of $14.

I am in receipt of management's letter to shareholders (accompanying the dividend check) which discusses how well things are going. The market obviously sees the performance of Damen's stock in a fashion other than the way you and management look at it. If the market was excited, this stock would be setting new highs not nearing new lows. The stock has been down since the annual meeting and now trades at around book value.

I believe the time has come to sell the company. There are a number of things that can be done to add value now while you market the company for sale. I offer the following outline as a possible way for you to enhance the price of your stock and the ultimate sellout value of the company.

1. Initiate a new buyback program. Approve and announce a buyback program for up to 20% of the stock of Damen Financial. Indicate that the program will be in place over the next year. This approach, which would be consistent with your change to a national bank charter (the benefits of which you have not availed yourself of) would have the following advantages.

                  a. For every share of stock Damen purchased, Damen would not have to pay a 48 cent annual dividend on those shares.

                  b. With the stock currently trading at/or below book value, stock purchases in this range would be accretive to earnings per share and to book value.

                  c. All stock repurchases would help your excess capital problems.

                  d. Rather than having Mr. Gartner handle this buyback, I would use the services of Sandler O'Neill & Partners or Robert Baird & Company. I think an outside advisor would be helpful.

     When looking at buybacks, Damen should assess the impact on earnings. Net interest margin is only 2.95% (pre-tax). This would be about 1.77% after tax. Dividends currently cost 48 cents per year with after-tax money. This is a 3.2% cost (after tax) on a $15 buyback. It clearly is cheaper to use excess capital to do buybacks than to invest in marginal investments with a 1.77% after tax yield.

2. Dividend Increase. Your current dividend is 12 cents per quarter or 48 cents per year. Consider an instant increase of 25% to 15 cents per quarter and 60 cents per year based on the following thoughts:

                  a. A 60 cent dividend would infer a 4% yield on a $15 stock price (a strong support for the stock).

                  b. A dividend in excess of current earnings would help reduce your excess capital.

                  c. There is no reason a dividend cannot exceed earnings per share. I refer you to the recently sold Southwest Financial (SWBI). SWBI paid 25 cents per quarter in dividends as a way to reduce their excess capital.

                  d. You can pay a 60 cent per share dividend on 80% of current shares with the same amount of money as a 48 cent dividend on 100% of shares. Current shares outstanding are 2,967,154, with an inferred annual dividend cost of $1,424,234. If 20% of the shares are repurchased before the next dividend, you could go to a 60 cent annual rate and have the same annual dividend cost.

3. Reconfigure your Board of Directors. You currently have 3 directors up for re-election at the next annual meeting. Why not have your two senior directors retire early and appoint two outside directors now.
     This would have a number of advantages.

                  a. Adding Board of Directors with financial expertise would assist you in considering strategies such as dividend increases and buybacks.

                  b. A change in the Board would be a signal to outside investors that you are making a move forward.

                  c. In conjunction with the appointment of Mr. Baldermann, you would have added strong financial advisors to your core group. I could give you a list of quality advisors with banking, lending, and financial experience. I think you and your board should be receiving better advice.

4. Consider changing your option programs. Does your current option program provide for acceleration of vesting upon change in control? Does your current option program call for a reduction of the option strike prices in the event the special dividend is paid? If your current plan does not have these provisions, you should add them to the agenda for your annual meeting and you should question the legal advice that you are currently receiving.

I think you have a tremendous opportunity to enhance shareholder value, retire shares at book value or a discount to book value and increase short term and long term shareholder value. You must take advantage of these market conditions. You must move quickly to do so.

Please feel free to call me at (312) 294-6440 if you wish to discuss the issues outlined in this letter.

Very truly yours,

/s/ Paul J. Duggan

Paul J. Duggan, an individual shareholder
53 West Jackson Boulevard, Suite 400
Chicago, IL  60604

                                                                       EXHIBIT 2

                  [ON JACKSON BOULEVARD FUND, LTD. LETTERHEAD]

                                                                December 5, 1997

The Board of Directors
Damen Financial Corp.
200 West Higgins Road
Schaumburg, IL 60195-3780

To the Board:

          I am in receipt of your press release of October 23, 1997 regarding Damen Financial Corporation. My attitude is one of continued disappointment.

          I have recently been approached by several southside banks who are interested in acquiring Damen. I have also had corporate activists and other funds inquire about my shares. I have resisted all overtures to date in an effort to let Damen find it's own style and/or niche in the public market.

          Damen recently became a two-year-old public institution. Jackson Boulevard Fund has been very patient with its investment and given Damen adequate time to find its own style. However at this point we have lost patience with management and its Board of Directors.

          I have gone through the exercises of comparing Damen to many of its contemporaries in the Chicago area. My simple analysis is as follows: When compared to the competition at Hemlock, Preferred, and Park Federal, Damen has the highest efficiency ratio, the lowest interest margin, the lowest return on equity, the lowest return on assets and the lowest percentage price increase during 1997. As they say, "the proof is in the pudding", Damen Financial's Management and it's Board of Directors has failed terribly.

          It appears to me that the company is clearly going backwards. Net earnings per share (exclusive of the SAIF special assessment) were 17 cents per share for the quarter ended September 30, 1996 and now, a year later, are only 16 cents per share.

          The efficiency ratio for the twelve months ended September 1997 has gone to 70.84% up from the previous years 61.11%.

          The Modified Dutch Auction obviously was not the answer. The investing community is amazed that Damen would have turned down an opportunity to repurchase shares in price ranges from $11.50 to $12.00 a share so they could later convert to a national bank and buy shares back at $14.75. This makes no sense at all, upsets the investment community, and is indicative of poor financial advice and management.

          Damen has now admitted what I have understood to be a fact all along, i.e. Damen will not be granted the right to pay a one time special return of capital (tax free dividend). The IRS has failed to approve Damen's application because Damen filed consolidated tax returns.

          I remind you of our first meeting in the Fall of 1995. I asked Mr. Gartner not to file a consolidated return, but to file an extension and seek advice on that issue. Mr. Gartner indicated at that time that he was anxious to file a tax return. Apparently, he did so without seeking advice of competent counsel and, accordingly, has caused Damen to lose an opportunity to deal with its excess capital.

          This single act has caused Damen to lose its best chance to reduce capital and enhance shareholder value. Who is responsible? Mr. Gartner? Your CPA firm? Your law firm?

          I have previously requested that Damen add two seats to its board in order to add people with sophisticated financial backgrounds. Management and Damen's Board of Directors has ignored the suggestion to add two seats. I feel Damen currently suffers from an excess of outside advice from lawyers and poor inside advice from directors and management.

          Ultimately, the Board of Directors is responsible and liable for the actions of its elected officers. The Board is also compensated in part with options which are tied to the price of the stock. The advice offered by Jackson Boulevard Fund, e.g. re: buybacks and dividends, would have helped the share price and enhanced the value of management's and directors stock and stock options as well as all outside shareholders. All the advice to date has been ignored to the detriment of all shareholders.

          I feel Damen's stock should trade at 130% of book value or $19.00 or more per share. This would put Damen at parity with its peer group (over capitalized thrifts with 16 to 20% capital). This valuation change will only come with drastic changes.

          Based on the continuing poor operating results, poor return on equity, and failure to increase the shareholder's value using any yardstick, I think it is now time for Damen to take drastic measures.

          I feel the Board of Directors should implement or instruct management to take the following steps:

    1)  Immediate reduction in all management salaries.
    2) Consideration of an immediate decision to hire an investment banker to market the company for sale.
    3) Look to find an immediate merger partner among Chicago area thrifts such as Alliance or Park Federal.
    4) Consider selling out to a local or regional bank in a stock transaction.
    5) Pay a one-time dividend of $1.00. This should be a substantially tax-free return of capital. 6) Increase the dividend to 20 cents per quarter (as a method to deal with excess capital).
    7)  Move for immediate sale of the Schaumburg facility.
    8)  Sell the original Damen branch.

    9)  Obtain  competent  advice to manage a stock buy back  program.
        The stock buy back program continues to be a dismal failure.
    10) Streamline operations to bring Damen efficiency ratio in line with its competitors.
    11) Increase the Board of Directors by 2 or more individuals to add financial sophistication.

        I look forward to meeting with you to discuss these issues.


                                       Very truly yours,

                                       /s/ Paul J. Duggan

                                       Paul J. Duggan, President
                                       Jackson Boulevard Fund, Ltd.



PJD/sr

     cc: Ms. Mary Beth Stull
         Ms. Carol Diver
         Mr. Nick Raino
         Mr. Edward Tybor
         Ms. Janine Poronsky
         Mr. Charles Caputo
         Mr. Gerald Gartner

                                 PAUL J. DUGGAN
                                       and
                   THE COMMITTEE TO ENHANCE SHAREHOLDER VALUE
                            53 West Jackson Boulevard
                                Chicago, IL 60604
                            Toll Free (888) 522-5332

                     SUPPLEMENTAL DISCLOSURE AND ATTACHMENT
                            TO THE PROXY STATEMENT OF
                                 PAUL J. DUGGAN
                 AND THE COMMITTEE TO ENHANCE SHAREHOLDER VALUE


          Pursuant to a January 12, 1999 ruling by the Delaware Chancery Court, the Annual Meeting of the Shareholders of Damen Financial Corporation will be held on February 26, 1999 and the Record Date for the meeting will be January 11, 1999.

          On August 12, 1998, the Company announced that the next Annual Meeting of stockholders would be held on January 25, 1999 at 9:30 a.m. (local time) at the Holiday Inn, located at 3405 Algonquin Road, Rolling Meadows, Illinois. On December 24, 1998, Damen announced that it intended to delay the Annual Meeting until February 26, 1999. Damen also approved a change in the record date of the Annual Meeting from December 9, 1998 to January 11, 1999. Paul J. Duggan filed a complaint with the Delaware Chancery Court against the Company on December 30, 1998 asserting that the attempt to delay the Annual Meeting and to change the record date is invalid and in violation of the law. Specifically, in order to preserve the Stockholders' right to elect directors and vote on the stockholder proposal described below on January 25, 1999, Mr. Duggan petitioned the court to enjoin the delay in the Annual Meeting date and the change in the record date.

          On January 12, 1999, the Delaware Chancery Court ruled that it would not enjoin the change in the annual meeting date or the record date, and that the annual meeting would be held on February 26, 1999 and the Record Date for the meeting will be January 11, 1999. Accordingly, for the purposes of this proxy statement, February 26, 1999 shall be considered the date of the Annual Meeting and January 11, 1999 shall be considered the record date.

                                                                   Page 51 of 55
                                      PROXY

                      This proxy is solicited on behalf of
          Paul J. Duggan and the Committee to Enhance Shareholder Value
                               with respect to the
                     1999 Annual Meeting of Stockholders of
                           Damen Financial Corporation





         The undersigned appoints Paul J. Duggan and Vincent Cainkar, and each of them, each with full power to act without the other, and each with full power of substitution, proxies for the undersigned, to represent and vote, as designated below, all shares of Common Stock of Damen Financial Corporation (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company to be held on February 26, 1999 at 9:30 a.m. (local time) and at any adjournments or postponements thereof, at the Holiday Inn, located at 3405 Algonquin Road, Rolling Meadows, Illinois or such other location or time as may be announced or arranged by the Company.





         This proxy, when properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the election of Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman as directors of the Company, FOR the ratification of the appointment of Cobitz, VandenBerg & Fennessy as the auditors of the Company for the fiscal year ending September 30, 1999, FOR the stockholder proposal directing the Board of Directors to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of such persons in order to recommend to the Board of Directors the best available offer to acquire the Company, FOR any adjournment proposal made or recommended by any member of the Committee to Enhance Shareholder Value, and AGAINST any adjournment proposal not made or recommended by a member of the Committee to Enhance Shareholder Value.








             PLEASE SEE REVERSE SIDE OF CARD FOR VOTING INFORMATION







--------------------------------------------------------------------------------
   PLEASE SIGN, DATE AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE.
--------------------------------------------------------------------------------

         The Committee to Enhance Shareholder Value recommends that you vote FOR the election of Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman as directors of the Company, FOR the ratification of the appointment of Cobitz, VandenBerg & Fennessy as the auditors of the Company for the fiscal year ending September 30, 1999, FOR the stockholder proposal directing the Board of Directors to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of such persons in order to recommend to the Board of Directors the best available offer to acquire the Company, FOR any adjournment proposal made or recommended by any member of the Committee to Enhance Shareholder Value, and AGAINST any adjournment proposal not made or recommended by a member of the Committee to Enhance Shareholder Value.

1. To elect three nominees as directors of the Company.

   |_| FOR all nominees listed below (except  |_|  WITHHOLD authority to vote
       as marked to the contrary below)            for all nominees listed below

              Paul J. Duggan, Vincent Cainkar and J. Dennis Huffman

(INSTRUCTION: To withhold authority to vote for any individual nominee, write that nominee's name in the space below.)
                  --------------------------------------------

2. To ratify the appointment of Cobitz, VandenBerg & Fennessy as the auditors of the Company for the fiscal year ending September 30, 1999.

                 |_| FOR        |_| AGAINST       |_| ABSTAIN

3. To approve the stockholder proposal directing the Board of Directors to appoint an investment banker to pursue merger or acquisition candidates for the Company and to establish a committee consisting of all directors who are not current or former officers or employees or relatives of such persons in order to recommend to the Board of Directors the best available offer to acquire the Company.

                 |_| FOR        |_| AGAINST       |_| ABSTAIN

4. To adjourn the annual meeting to a later date that is proposed or recommended by any member of the Committee to Enhance Shareholder Value.

                 |_| FOR        |_| AGAINST       |_| ABSTAIN

5. To adjourn the annual meeting to a later date that is not proposed or recommended by a member of the Committee to Enhance Shareholder Value.

                 |_| AGAINST    |_| FOR           |_| ABSTAIN

6. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.


                                        Please  sign  your  name  exactly  as it
                                        appears on this card. If you are a joint
                                        owner,  each  owner  should  sign.  When
                                        signing  as   executor,   administrator,
                                        attorney, trustee, or guardian, or as custodian for a minor, please give your full title as such. If you are signing for a corporation, please sign the full corporate name and indicate the signer's office. If you are a partner, sign in the partnership name.


                                        Shareholder sign here               Date


                                        Co-owner sign here                  Date

If you need assistance in voting your shares, please call Paul J. Duggan toll-free at (888) 522-5332 or The Altman Group, Inc., which is assisting the Committee in its solicitation of your proxy for the Annual Meeting, at (212) 681-9600.